[SRSY Letterhead]

July 15, 2011

Via EDGAR Transmission

Kieran Brown
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Delaware Group Adviser Funds
File Nos. 033-67490/811-07972

Dear Mr. Brown:

On behalf of the Delaware Group Adviser Funds (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Post-Effective Amendment No. 31 (“PEA No. 31”) to its Registration Statement on Form N-1A that was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, to register shares of the Delaware International Bond Fund (the “Fund”).  Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

A.  Prospectuses
1.             Comment: Remove the word “contingent” from the second line item under “Shareholder fees” in the fee table of the Fund’s retail prospectus.

Response:  The requested change will be made.

2.             Comment:  In the expense example table for the Fund’s retail prospectus, remove the “if not redeemed” from the second column for the Class C shares.

Response:  As required by Form N-1A, the introductory paragraph to the expense example table explains that the expenses shown in the table assume that the Fund’s shares are redeemed at the end of each period.  As permitted by Form N-1A, the Fund also shows what a Class C shareholder’s expenses would be if those shares were not redeemed.  The second column for the Class C shares reflects the hypothetical expenses that would be paid if shares were not redeemed and in order to clarify for investors the difference between the expenses shown in the two Class C columns the Registrant believes it is appropriate to include the “if not redeemed” language.  Accordingly, the Registrant respectfully declines to accept this comment.

Kieran Brown
July 15, 2011

3.             Comment: In the first paragraph of the investment strategies discussion in the summary section of the prospectuses, replace the reference to “fixed income securities” with “bonds” when describing the Fund’s 80% investment policy.

Response:  The requested change will be made.

4.             Comment:  In the second paragraph of the investment strategies discussion in the summary section of the prospectuses, clarify that due to the Fund’s ability to invest up to 50% of its net assets in emerging markets and due to the absence of a limit on the amount of emerging markets corporate junk bonds in which the Fund may invest, it is possible that the Fund could have up to 50% of its net assets invested in emerging markets corporate junk bonds.

Response:  The requested change will be made.

5.             Comment:  Confirm that the Fund may invest in the types of derivatives described in the investment strategies discussion of the summary section of the prospectuses and provide a more descriptive explanation of what hedging and non-hedging strategies mean.

Response:  The Fund will have the ability to invest in a variety of derivative instruments, including those provided as examples in the investment strategies discussion of the summary section of the prospectuses.  With respect to hedging and non-hedging strategies, the Registrant will revise the last sentence in the fourth paragraph under the investment strategies section as follows:  “The Fund may invest in derivatives for hedging purposes (such as managing the Fund’s exposure to changes in securities prices and foreign currencies or adjusting the Fund’s exposure to certain markets) and for non-hedging purposes (such as attempting to generate additional returns for the Fund or managing the Fund’s cash position).”

6.             Comment:  In the last paragraph under the investment strategies discussion in the summary section of the prospectuses, remove the language stating that, among other things, the Fund is permitted to hold a substantial portion of its assets in cash or short-term fixed income obligations.

Response:  Because the Fund will invest in foreign markets with trading hours that vary from the Fund’s and because some of those markets may be less liquid, the Fund may need to briefly hold a substantial portion of its assets in cash or short-term debt instruments in order to satisfy large redemption requests.  Accordingly, the Registrant believes that the disclosure is necessary and should be included in the prospectuses; however, it will revise the disclosure to clarify that the Fund will hold such cash positions to meet large redemption requests.

7.             Comment:  In the principal risks discussion in the summary section of the prospectuses, break out emerging markets risk separately from foreign risk.

Response:  The Registrant will add the following disclosure to the principal risks section:

“•  Emerging markets risk – The risk associated with international investing will be greater in emerging markets than in more developed foreign markets because, among other things, emerging markets may have less stable political and economic environments.  In addition, in many emerging markets, there is substantially less publicly available information about issuers and the information that is available tends to be of a lesser quality.  Economic markets and structures tend to be less mature and diverse and the securities markets, which are subject to less government regulation or supervision, may also be smaller, less liquid, and subject to greater price volatility.

Kieran Brown
July 15, 2011

8.             Comment:  Tailor the derivatives risk disclosure in the principal risks discussion in the summary section of the prospectuses to the particular derivatives in which the Fund will invest.

Response:  The Registrant will revise the derivatives risk disclosure as follows:

“•  Derivatives risk – Derivative contracts, such as options, futures and swaps, may involve additional expenses (such as the payment of premiums) and are subject to significant loss if a security or a securities index to which a derivative contract is associated moves in the opposite direction from what the portfolio manager anticipated.  Derivative contracts are also subject to the risk that the counterparty may fail to perform its obligations under the contract due to financial difficulties (such as a bankruptcy or reorganization).

9.             Comment:  Remove the second paragraph under the performance discussion from the summary section of the prospectuses.

Response:  The Registrant believes that it would be materially misleading to remove this paragraph from the performance discussion because the disclosure explains that the performance shown in the bar chart and average annual return table is that of a predecessor fund, which the Registrant adopted in a shell reorganization.  If this information were excluded, a shareholder or prospective investor who only reviews the summary prospectus would not know that the Fund was created as a shell-fund with no prior financial or performance history.  This is information that every shareholder or prospective investor should know whether they read the statutory prospectus or only the summary prospectus.  Accordingly, the Registrant respectfully declines to accept this comment.

10.           Comment:  Under “Who manages the Fund” in the statutory prospectuses, state how long the portfolio managers have been managing the Fund.

Response:  The requested change will be made.

11.           Comment:  Confirm that the limited contingent deferred sales charge that applies when a shareholder purchases a $1 million or more of Class A shares and the contingent deferred sales charge (“CDSC”) for Class C shares are assessed in the same manner, and are consistent with the requirements of Instruction 3(b) to Item 12(a)(1) of Form N-1A.

Response:  Although the amount of the CDSC for Class C and the limited CDSC for Class A are different, the CDSC’s for both classes are assessed on an amount equal to the lesser of the net asset value at the time the shares being redeemed were purchased or the net asset value of those shares at the time of redemption.  As required by Instruction 3(b) to Item 12(a)(1) of Form N-1A, this information is disclosed under the “Class A sales charges” and “Calculation of contingent deferred sales charges – Class C” sections of the retail statutory prospectus.

12.           Comment:  Confirm which valuation process is used for fixed income securities as the second to last sentence in the last paragraph under “How to buy shares – Through automated shareholder services” in the retail statutory prospectus and under “How to buy shares – Through your financial advisor” in the institutional statutory prospectus are inconsistent.

Response:  The language used in the institutional statutory prospectus provides the correct description of the valuation process for fixed income securities.  Accordingly, the Registrant will revise

Kieran Brown
July 15, 2011

the disclosure in the retail statutory prospectus to match the disclosure in the institutional statutory prospectus.

13.           Comment: In the retail statutory prospectus under “Account minimums”, clarify whether a CDSC for Class C shares or a limited CDSC for Class A shares applies to shares that are involuntarily redeemed when an account balance falls below the required minimum.

Response:  A CDSC does not apply to shares involuntarily redeemed.  The Registrant will revise the “Account minimum” disclosure to clarify this point.

14.           Comment:  In the “Frequent trading of Fund shares” section of the retail statutory prospectus, the first sentence of the second paragraph includes repetitive language which should be removed.

Response:  The requested change will be made.

B.  Statement of Additional Information
15.           Comment:  With respect to the Fund’s first fundamental investment limitation regarding concentration, the first and second sentence contradict each other.  Explain and/or revise the disclosure.

Response:  The Registrant will remove the second sentence.

16.           Comment:  With respect to the second fundamental investment limitation, describe the Fund’s intended borrowing maximums in a paragraph following the fundamental investment restrictions section.

Response:  The requested change will be made.

17.           Comment:  Under the “Management of the Trust” section, the table providing information about the Registrant’s trustees and officers should include all directorships held during the last five years.

Response:  To the best of its knowledge, the Registrant believes that the information provided by its Trustees is complete and accurate with respect to non-investment company directorships currently held and terms recently completed.

18.           Comment: Under the “Board Leadership Structure” section, revise the disclosure to explain why it is beneficial to have an interested Trustees serve as the chairman of the Board of Trustees.

Response:  The Registrant believes that the current disclosure concerning the selection of an interested Trustee as chairman addresses the requirements of Form N-1A with respect to its leadership structure, including why the Board believes its leadership structure is appropriate given the specific characteristics and circumstances of the Trust and its Funds.  Accordingly, the Registrant respectfully declines to accept this comment.

19.           Comment:  Include a brief discussion of the specific experience, qualifications, attributes, or skills that indicate why each Trustee was selected to serve on the Registrant’s Board of Trustees.

Response:  The requested change has been made.

Kieran Brown
July 15, 2011

20.           Comment:  Include a list of the Fund’s principal holders as required by Item 18 of Form N-1A.

Response:  Because the Fund has been created for the purpose of reorganizing another existing Delaware Investments® Fund into it, the Fund will not have any shareholders when No. PEA 31 becomes effective.  This information will be included in the statement of additional following the completion of the reorganization

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Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Kathryn R. Williams, Esq.
Delaware Investments
E. Taylor Brody, Esq.